UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 8, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: AngloGold Ashanti Posts 3rd-Quarter Earnings of $235m; Projects on Track

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
08 November 2012
AngloGold Posts 3rd-Quarter Earnings of $235m; Projects on Track
(ANGLOGOLD ASHANTI) – AngloGold Ashanti posted adjusted headline earnings of $235m in the third quarter, during which time it continued to advance its major growth projects in Australia, the United States and the Democratic Republic of Congo.
Overall production in the quarter was primarily affected by labour unrest in South Africa which led to an unprotected strike which halted the company’s six South African mines for more than a month, as well as lower-than-anticipated production from the Obuasi mine in Ghana. The unprotected strike action in South
Africa has now been resolved at all but one of the mines and the decision was taken last month to cancel the underground development contract at Obuasi to improve the operation’s flexibility.
In order to maintain its balance sheet flexibility, AngloGold Ashanti has reduced its capital expenditure budget for this year by $200m to between $2bn and $2.1bn. The company is also conducting a study of its corporate costs, focusing on drawing fewer, higher-quality ounces from its South African mines and reviewing the timing of projects including the Sadiola Deeps project in Mali and the Mongbwalu project in the Democratic Republic of Congo.
“It’s been a tough period for the industry here, but we’ve taken decisive action on a number of fronts to stay the course,” AngloGold Ashanti Chief Executive Mark Cutifani said. “Our major projects are on track and we’re making the decisions to ensure we maintain a lean, fit business that will continue delivering strong returns.”
As of 2 November, the unprotected strike, which started on 20 September at the Kopanang mine and spread to the balance of the Vaal River operations and the three West Wits mines on 25 September, cost AngloGold
Ashanti about 250,000oz in production lost during the fourth quarter to the work stoppage and the slow ramp-
up of production, which is complicated by the depth of the mines and the protracted period of inactivity. While this figure may rise due to the resumption of the strike at the Mponeng mine on 3 November, concerted efforts are underway to resolve the situation and return the operations to normality.
Given the continued work stoppage at the Mponeng mine and uncertainty around the timing of a resolution and also the consequent ramp-up of production, AngloGold Ashanti believes it prudent to only provide quarterly cost and production guidance once a resolution is reached, normal work patterns have resumed and there is greater visibility of future production.
Third Quarter
Adjusted headline earnings in the three months to 30 September were $235m, or 61 US cents a share, compared with $457m, or 118 US cents the previous year. The decline was due to lower volumes, a declining gold price, inflationary impact on cash costs (mainly wage increases in South Africa and the Americas), lower grades and by-product credits, increased exploration and study costs and higher financing charges.
Production during the quarter was 1.03Moz at a total cash cost of $866/oz, compared with guidance of
1.07Moz to 1.1Moz at $835/oz-$865/oz. As mentioned above, the result was affected by the labour unrest in
South Africa and also the lower-than-anticipated production from the Obuasi mine in Ghana.
A dividend of 50 South African cents a share has been declared, compared with 100 cents the previous quarter. The dividend is expected to be at a similar level in the fourth quarter, assuming that the unprotected strike action is speedily resolved, before moving back in line with long-term operating and financial performance in 2013.

Tragically, four employee fatalities were recorded during the quarter. The company remains committed to eliminating occupational injuries at its mines through the continued implementation of its Project ONE operating model and improvement of safety and risk management protocols. Success to date is reflected in its all injury frequency rate, which at 8.2 per million hours worked for the year to date represents a 17%
improvement since 2011.
About AngloGold Ashanti
AngloGold Ashanti is a global gold mining company and the world’s third largest gold producer.
Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations on four continents and one of the gold industry’s most successful exploration teams which work across both the established and new gold producing regions of the world. This includes land positions in Colombia, Egypt, Guinea, Australia and the Solomon Islands, among others. AngloGold Ashanti employed 61,242 people, including contractors, in
2011 and produced 4.33Moz of gold, generating $6.6bn in gold income. Capital expenditure in 2011 amounted to $1.5bn. As at 31 December 2011, AngloGold Ashanti’s Ore Reserve totalled 75.6Moz.
The primary listing of the company’s ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London and Ghana, as well as being quoted in New York in the form of American
Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).
ENDS
SPONSOR: UBS South Africa (Pty) Limited

ENDS
Contacts
Media
Tel:
E-mail:
Alan Fine
+27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries
+27 11 637 6031
media@anglogoldashanti.com

Investors
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)           +1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)                     +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
General inquiries +27 11 637 6059
investors@anglogoldashanti.com

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to
AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company’s 2011 annual report on
Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012 and the prospectus supplement to the company’s prospectus dated 17 July 2012 that was filed with the Securities and Exchange Commission on 25 July 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements.
AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold
Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 08, 2012
By:
/s/ M E SANZ PEREZ
Name:  M E Sanz Perez
Title:    Group General Counsel and Company
           Secretary